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                  December 12, 2023

       Andy Jin
       CEO
       NOCERA, INC.
       3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
       Xizhi Dist. , New Taipei City 221
       Taiwan (R.O.C.)

                                                        Re: NOCERA, INC.
                                                            Form 10-K/A filed
September 6, 2023
                                                            File No. 1-41434

       Dear Andy Jin:

              We issued a comment on the above captioned filing on October 31, 2023. On November
       21, 2023, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Industrial Applications and

                  Services
       cc:                                              Andy Jin